
March 25, 2013

Via E-mail
Mr. Mark E. Johnson
Chief Financial Officer
NCI Building Systems, Inc.
10943 North Sam Houston Parkway West
Houston, Texas 77064

      RE: **NCI Building Systems, Inc.**
                   Form 10-K for the Year Ended October 28, 2012
                   Filed December 24, 2012
                   File No. 1-14315

Dear Mr. Johnson:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Rufus Decker

                              Rufus Decker
                              Accounting Branch Chief